UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 07, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No X

Enclosure: Press release         ANGLOGOLD ASHANTI PROFIT BUOYED BY STRONG TANZANIA,
                                              BRAZIL PERFORMANCES

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

7 May 2010

ANGLOGOLD ASHANTI PROFIT BUOYED BY STRONG TANZANIA, BRAZIL
PERFORMANCES

(JOHANNESBURG) -- AngloGold Ashanti posted first-quarter adjusted headline earnings of $61 million after a strong performance from its mines in Tanzania and the
Americas helped offset seasonally lower production from South Africa.

“Our operations in Brazil and Argentina had another strong quarter and the turnaround progress in the U.S. and Tanzania was also very encouraging,’’ Chief Executive Officer
Mark Cutifani said. ``Our focus now is to build on those performances and improve the contribution from our South African division.’’

Production was 1.08Moz at $619/oz in the three months to 31 March, compared with production the previous quarter of 1.18Moz at $598/oz and guidance of 1.07Moz at
$655/oz issued by the company in February. The Brasil Mineraçáo operations saw a cost reduction of 12% to $369/oz, consolidating its position as the company’s lowest-
cost producer.

Adjusted headline earnings were $61 million, or 17 cents a share in the first quarter, given seasonally weak production at the South African operations following the
December holiday shutdown. This compares with fourth-quarter profit of $228 million, or 62 cents a share, which was boosted by a once-off foreign exchange gain.

`An Incredible Slate of New Projects’

AngloGold Ashanti’s board approved a $195m investment to develop its Córrego de
Sítio mine in Brazil, which is expected to reach its commercial production rate of
140,000oz per annum by 2013.

A decision will be made toward the of the year on the development of its new
Tropicana project in western Australia, where exploration drilling has found new sources of gold mineralization near the main project area which has the potential to both increase the size of the proposed mine and its life. Negotiations with the state gold mining company of the Democratic Republic of the Congo were successfully concluded during the quarter, prompting the initiation of a pre-feasibility study for the proposed Mongbwalu mine in the country’s northeastern Ituri region.

In Colombia, where the company is awaiting water permits to allow resumption of drilling on its La Colosa deposit, exploration began on several other targets and talks are underway to determine with joint venture B2Gold to determine the best way to progress the development of the Gramalote project.

``We’ve got an incredible slate of new projects in the Americas, Africa and
Australasia,’’ Cutifani said. ``Our focus is squarely on developing the potential that exists within our portfolio.’’

‘A Strong Vote of Confidence’
AngloGold Ashanti strengthened its balance sheet post the quarter end, with the first investment-grade issue of a 30-year bond by a South African corporate. The issue of
$300 million of 30-year notes and $700m of 10-year notes was more than six-times oversubscribed. This $1 billion bond issue was completed in April, only days after the company agreed with a group of 16 banks to a $1 billion, four-year revolving credit facility (RCF), which was 1.6 times oversubscribed.

``The overwhelming appetite to provide us with long-term debt demonstrates a strong vote of confidence not only in AngloGold Ashanti, but also in the South Africa,’’
Cutifani said. `` Wrapping up a $2 billion refinancing facility at very competitive interest rates, gives us the flexibility to focus on delivering our operating and growth commitments.’’

Production in the second quarter is anticipated to be similar to that of the first quarter at a total cash cost of $650/oz. This accounts for a previously announced interruption at the Ghanaian operations to implement a revised water management strategy and tailings facility upgrade, as well as a planned decline in output from Sunrise Dam in
Australia. Full-year guidance is maintained at 4.5Moz to 4.7Moz at a cash cost of
$590/oz to $615/oz.

ENDS

Contacts
Tel:
E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors) +27 (0) 11 637-6339 sntuli@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 sbailey@anglogoldashanti.com
or
+27 82 330 9628

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the resumption of production at AngloGold Ashanti’s mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended
31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the
Securities and Exchange Commission in the United States on April 19, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 7, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary